UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

1. RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF DDC ENTERPRISE LIMITED

DDC Enterprise Limited (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) on April 22, 2024. The AGM was held with a quorum present and the following proposed resolutions submitted for shareholder approval have been duly adopted at the AGM:

1.	as an ordinary resolution: to ratify and approve the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company (the “Board”) to fix the remuneration of the auditor;

2.	as an ordinary resolution: to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association;

Norma Ka Yin Chu

Katherine Shuk Kwan Lui

Chia-hung Yang

Matthew Gene Mouw

Samuel Chun Kong Shih

3.	as an ordinary resolution and with immediate effect, that the authorized share capital of the Company be increased and reorganized by way of:

a.	increasing the authorized share capital by an additional US$1,744,000;

b.	creating an additional 100,000,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

c.	creating an additional 875,000 authorized Class B Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company; and

d.	creating an additional 10,000,000 authorized preferred shares of a nominal or par value of US$0.016 each which may be issued, from time to time, as authorized by the Board of Directors in one or more series, in such numbers of shares, with such designations, powers, including voting powers, full or limited, or no voting powers, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, and restrictions as the Board of Directors determines, as empowered to do so under the current amended and restated memorandum and articles of association of the Company,

SO THAT, the authorized share capital of the Company be amended FROM US$1,614,000 divided into 100,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each and 875,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, TO US$3,388,000 divided into 200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each, 1,750,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, and 10,000,000 preferred shares of a nominal or par value of US$0.016 each; and

4.	as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 1,000,000 Class A Ordinary Shares to 3,200,000 Class A Ordinary Shares (subject to further annual increase as further amended).

2. RESIGNATION AND APPOINTMENT OF INDEPENDENT DIRECTOR

On April 24, 2024, the Company received a letter of resignation from Mr. Chia-hung Yang, tendering his resignation as an independent director of the Company and as a member of each of the Board committees. The decision of Mr. Chia-hung Yang to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Chia-hung Yang has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

On April 24, 2024, to fill the vacancy following the resignation of Mr. Chia-hung Yang, the Board appointed Ms. Wei Qiao as an independent director, a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and chairman of the Board’s Audit Committee, effective immediately.

Ms. Wei Qiao, aged 43, has been a financial consultant at TalkingData Group Holding Ltd., a premier big data enterprise and major independent data intelligence service provider in China, since January 2022, where she was mainly responsible for managing the company’s daily financial operations, ensuring financial health and overseeing financial budgets, forecast and planning. Prior to that, she worked at Mogu Inc., a leading social e-commerce platform listed on the NYSE, from June 2015 to March 2021, with her last position as a financial consultant. She was mainly responsible for offering consulting services for daily financial operations, overseeing financial operations and legal matters and ensuring compliance with regulatory standards. Ms. Qiao graduated from the Renmin University of China with a Bachelor’s degree in Mathematics and Applied Mathematics in 2003, and obtained an Executive Master of Business Administration from Peking University in 2016.

3. NOTIFICATION OF NYSE AMERICAN LISTING DEFICIENCY

On April 23, 2024, the Company received a deficiency letter (“Letter”) from NYSE AMERICAN LLC (“NYSE American” or the “Exchange”) stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(a) of the NYSE American Company Guide (“Company Guide”). The Letter stated that because the Company reported stockholders’ deficit of $(222,572,936) at June 30, 2023 and losses from continuing operations and/or net losses in its two most recent fiscal years ended December 31, 2022, the Company was not in compliance with Section 1003(a)(i) of the Company Guide, which requires the Company to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years.

The NYSE American staff also determined that the Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements, and requested that the Company submit a plan of compliance (the “Plan”) by May 23, 2024, addressing how it intends to regain compliance by October 23, 2025.

If the Company does not submit the Plan or if the Plan is not accepted, the Company will be subject to delisting procedures. If the Plan is accepted by the Exchange, the Company will be subject to periodic reviews including quarterly monitoring for compliance with the Plan. Furthermore, if the Plan is accepted but the Company is not in compliance with the continued listing standards by October 23, 2025 or if the Company does not make progress consistent with the Plan during the Plan period, Exchange staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.

The Company is currently working to provide the Exchange with a satisfactory Plan by May 23, 2024. Until the Company has regained compliance with all applicable continued listing standards, the Company will continue to be included in the list of NYSE American noncompliant issuers, and the below compliance (“.BC”) indicator will continue to be disseminated with the Company’s ticker symbol.

In the interim, the Company’s Class A Ordinary Shares will continue to be listed on the NYSE American while it attempts to regain compliance with the listing standards, subject to the Company’s compliance with other continued listing requirements. The NYSE American notification does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.

On April 26, the Company issued a press release announcing receipt of the deficiency letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: April 26, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 26, 2024

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